Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Angeion Corporation:

We consent to the use of our report dated January 28, 2008, with respect to the consolidated balance sheets of Angeion Corporation as of October 31, 2007 and 2006, and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the years in the three-year period ended October 31, 2007, incorporated herein by reference.

Our report on the consolidated financial statements refers to the Company’s adoption of the provisions of Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment, on November 1, 2006 and Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, in the year ended October 31, 2007.

/s/ KPMG LLP

Minneapolis, Minnesota

June 30, 2008